MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY 10010

September 1, 2009

VIA EDGAR
Mr. Patrick Scott
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MainStay VP Series Fund, Inc. Form N-14
File No. 333-160658

Dear Mr. Scott:

This letter responds to additional comments you and your colleague, Tony Burak, provided to us telephonically earlier today with respect to Pre-Effective Amendment No. 2 of the Form N-14 filed today by the MainStay VP Series Fund, Inc. (the “Fund”), regarding the reorganizations involving MainStay VP Mid Cap Value Portfolio with and into MainStay VP ICAP Select Equity Portfolio; and MainStay VP Mid Cap Growth Portfolio with and into MainStay VP Mid Cap Core Portfolio.  As discussed, we hereby represent on behalf of the Fund that we will make the revisions you requested, as described below, and will file a revised proxy-statement/prospectus on EDGAR as a “497” filing.

Comment:  For the Mid Cap Value Reorganization, you asked us to revise the “Examples” table in the section entitled “Comparison of Fees and Expenses” on page 11 of the document to reflect the expiration of a contractual management fee waiver that was in effect through May 1, 2009.

Response:   We will revise the table so that it reads as follows:

	Mid Cap Value Portfolio		ICAP Select Equity Portfolio		ICAP Select Equity Portfolio — Pro Forma Combined
Expenses After	Initial Class	Service Class	Initial Class	Service Class	Initial Class	Service Class
1 year	$79	$104	$85	$110	$84	$109
3 years	$246	$325	$265	$343	$262	$340
5 years	$428	$563	$460	$595	$455	$590
10 years	$954	$1,248	$1,025	$1,317	$1,014	$1,306

Please note that, as we discussed, the only figures that are different in the above table as compared to Pre-Effective Amendment No. 2 of the N-14 are in the columns under the heading “ICAP Select Equity Portfolio — Pro Forma Combined.”

If you have any questions or comments in connection with the foregoing, please contact me at (704) 339-3164 or Barry E. Simmons at (973) 394-4436.

Sincerely,

/s/ Corey F. Rose
Associate
Dechert LLP, counsel to the Fund

cc:           Tony Burak
Securities and Exchange Commission

Marguerite E.H. Morrison
Barry E. Simmons
     New York Life Investment Management LLC

Sander Bieber
Patrick Turley
Erin Wagner
     Dechert LLP